1701 Market Street                                   Morgan, Lewis
Philadelphia, PA 19103-2921                          & Bockius LLP
215.963.5000                                         Counselors at Law
Fax: 215.963.5001


David Freese
215.963.5862
dfreese@morganlewis.com


May 2, 2013

Karen Rossotto, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


Re: The Advisors' Inner Circle Fund II (the "Registrant") (File Nos. 033-50718 and 811-07102)
        ------------------------------------------------------------------------

Dear Ms. Rossotto,

We are writing to respond to the oral comments we received from you on April 16, 2013 regarding the Registrant's preliminary proxy statement on Schedule 14A, which was filed with the U.S. Securities and Exchange Commission ("SEC") on behalf of the Frost Diversified Strategies Fund (the "Fund"), a series of the Registrant, pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended (the "Act"), on April 4, 2013. The following summarizes the SEC staff's comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Registrant's preliminary proxy statement.


1. Comment: Please revise the second sentence of the first paragraph under the heading "Description of the Proposal" in the proxy statement as follows:

     Pursuant to the Sub-Advisory Agreement, Cinque will manage the portion of the Fund's assets allocated to it by Frost USING AN OPTIONS WRITING STRATEGY in accordance with the Fund's investment strategies as described in its registration statement.

     Response: The requested change has been made.

2. Comment: Please move the second sentence under the heading "Required Vote" in the proxy statement to the second sentence of the second paragraph under the heading "Description of the Proposal."

     Response: The requested change has been made.

May 2, 2013
Page 2

3. Comment: In the fourth paragraph under the heading "Description of the Proposal" in the proxy statement, please disclose the reasons Frost believes that appointing Cinque as sub-adviser to the Fund will reduce the risk and enhance the performance of the Fund. Please also make a corresponding edit to the first sentence of the Answer under the Question "Why does Frost wish to retain Cinque as a sub-adviser to the Fund" in the document entitled "Important News for Shareholders/Q&A."

     Response: The requested changes have been made.

4. Comment: If Frost's proxy voting service is willing to indicate how it will vote on the proposal, please disclose how it has indicated it will vote in the first paragraph under the heading "Voting Authority of Frost" in the proxy statement.

     Response: Frost has confirmed that the proxy voting service used by Frost has not indicated how it will vote on the proposal at this time.

5. Comment: In the second paragraph under the heading "Voting Authority of Frost" in the proxy statement, please disclose whether the shares to be voted by Frost's proxy voting service will constitute a "majority of the outstanding voting securities" of the Fund (as defined in the 1940 Act).

     Response: Frost has confirmed that the shares to be voted by Frost's proxy voting service will constitute a "majority of the outstanding voting securities" of the Fund (as defined in the 1940 Act). Therefore, the following disclosure has been added in the second paragraph under the heading "Voting Authority of Frost" in the proxy statement:

     "The Shares to be voted by Frost, a Frost-affiliated custodian and Frost Bank in accordance with the recommendation of an independent proxy voting firm together constitute a 1940 Act Majority of the Fund's Shares."

6. Comment: In the last paragraph under the heading "Information about Cinque" in the proxy statement, please disclose whether Cinque will have a conflict in allocating investments between the Fund and the Frost Cinque Large Cap Buy-Write Equity Fund and any other similarly managed accounts and how Cinque will manage these conflicts, if any.

     Response: The following disclosure has been added in the last paragraph under the heading "Information about Cinque" in the proxy statement:

     "Since the Frost Cinque Large Cap Buy-Write Equity Fund has, and other clients of Cinque have, the same or substantially similar investment objectives as the Fund, Cinque could potentially have an incentive to favor such other client accounts over that of the Fund, including with respect to allocation of investment opportunities. Cinque has policies and procedures in place designed to address such conflicts and to ensure that allocations among all clients are made in a fair and equitable manner."

May 2, 2013
Page 3

7. Comment: In the first paragraph under the heading "Board Considerations in Approving the Sub-Advisory Agreement" in the proxy statement, please describe in greater detail Frost's recommendation to hire Cinque, specifically how Cinque will reduce the risk and enhance the performance of the Fund.

     Response: In response to the comment, the fourth sentence of the first paragraph under the heading "Board Considerations in Approving the Sub-Advisory Agreement" in the proxy statement has been revised as follows:

     "Frost explained the specific reasons for its recommendation to hire Cinque, which are described above, including with respect to why Frost believed that appointing Cinque as sub-adviser to the Fund would reduce the risk and enhance the performance of the Fund."


                            * * * * * * * * * * * *

I hereby acknowledge on behalf of the Registrant that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in its proxy materials; (ii) SEC staff comments or changes to disclosure in response to staff comments in the proxy materials reviewed by the staff do not foreclose the SEC from taking any action with respect to the proxy materials; and (iii) if, to the Registrant's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you have any additional questions or comments, please do not hesitate to contact me at 215.963.5862.


Sincerely,

/s/ David W. Freese

David W. Freese

cc:     Dianne M. Sulzbach, Esq.
        Timothy W. Levin, Esq.